Exhibit 99.1

Squamish Search & Rescue Selects Draganfly as UAV Solutions Provider, Advancing Lifesaving Operations

Squamish, BC., April 24, 2024 – Draganfly Inc. (NASDAQ: DPRO) (CSE: DPRO) (FSE: 3U8A) (“Draganfly” or the “Company”), an award-winning, industry-leading drone solutions and systems developer is pleased to announce a memorandum of understanding with Squamish Search and Rescue (SSAR), pursuant to which Draganfly will serve as SSAR’s UAV solutions partner.

SSAR is one of the busiest Search and Rescue organizations in Canada serving one of the world’s busiest outdoor parks and wildlife areas and responding to 126 calls in 2023. The team specializes in search and rescue operations on land and inland waters, as well as providing wilderness public safety and emergency services in Squamish, British Columbia, Canada. Through joint proof-of-concept and field training exercises to begin in Spring 2024, Draganfly and SSAR will explore deploying UAV solutions to extend SSAR capabilities, eventually facilitating more efficient and impactful operations.

Specifically, Draganfly will provide SSAR with expert training, cutting-edge equipment, and specialized solutions to meet SSAR’s specific operational requirements. SSAR and Draganfly will explore integrated continuous testing of equipment and operation procedures to meet the ever-demanding specialized SSAR operations. This work will enhance the Commander 3XL’s utility in various search and rescue training scenarios, further expanding its operational capabilities. This work is designed to validate the potential impact of UAV technology in critical rescue operations as SSAR moves towards operationalizing UAV use in both search and rescue settings. It will help ensure that aid can be available swiftly and efficiently to those in urgent need, regardless of the terrain or accessibility challenges rescue teams face.

“This is an important first step in further developing SSAR’s UAV capabilities,” said Lianne Girard, Director of Technology, Squamish Search and Rescue. “We are eager to explore how Draganfly’s advanced solutions and comprehensive training could improve operational effectiveness and outcomes.”

“We are honoured to have been selected as the UAV solutions provider for Squamish Search & Rescue,” said Cameron Chell, Draganfly CEO. “This not only underscores our unwavering commitment to leveraging our advanced technology for noble and humanitarian causes but also aligns with our mission to make a significant difference in the world by saving time, money, and lives.”

About Draganfly

Draganfly Inc. (NASDAQ: DPRO; CSE: DPRO; FSE: 3U8A) is the creator of quality, cutting-edge drone solutions, software, and AI systems that revolutionize how organizations do business and service their stakeholders. Recognized as being at the forefront of technology for over 24 years, Draganfly is an award-winning industry leader serving the public safety, agriculture, industrial inspections, security, mapping, and surveying markets. Draganfly is a company driven by passion, ingenuity, and the need to provide efficient solutions and first-class services to its customers around the world with the goal of saving time, money, and lives.

For more information on Draganfly, please visit us at www.draganfly.com.
For additional investor information, visit https://www.thecse.com/en/listings/technology/draganfly-inc, https://www.nasdaq.com/market-activity/stocks/dpro, or https://www.boerse-frankfurt.de/equity/draganfly-inc-1.

Media Contact
Arian Hopkins
email: media@draganfly.com

Company Contact
Email: info@draganfly.com

Forward-Looking Statements

This release contains certain “forward looking statements” and certain “forward-looking information” as defined under applicable securities laws. Forward-looking statements and information can generally be identified by the use of forward-looking terminology such as ”may”, “will”, “expect”, “intend”, ”estimate”, “anticipate”, “believe”, “continue”, “plans” or similar terminology. Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Forward-looking statements include, but are not limited to, statements with respect the ability of the Commander 3XL to help ensure that aid can be available swiftly and efficiently to those in urgent need, regardless of the terrain or accessibility challenges rescue teams face. Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of the Company to control or predict, that may cause the Company’s actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out here in, including but not limited to: the potential impact of epidemics, pandemics or other public health crises, including the COVID-19 pandemic, on the Company’s business, operations and financial condition; the successful integration of technology; the inherent risks involved in the general securities markets; uncertainties relating to the availability and costs of financing needed in the future; the inherent uncertainty of cost estimates; the potential for unexpected costs and expenses, currency fluctuations; regulatory restrictions; and liability, competition, loss of key employees and other related risks and uncertainties disclosed under the heading “Risk Factors” in the Company’s most recent filings filed with securities regulators in Canada on the SEDAR website at www.sedar.com and with the United States Securities and Exchange Commission (the “SEC”) on EDGAR through the SEC’s website at www.sec.gov. The Company undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents managements’ best judgment based on information currently available. No forward-looking statement can be guaranteed and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.